UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

telecom | personal | flow

Telecom Argentina
Press Release
1Q25

05-12-2025

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$4,518.4 million[1]

Telecom Argentina S.A.

announces consolidated results for the first quarter of fiscal year

2025 (“1Q25”) [2]

Note: 1Q25 figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding 1Q25 results and changes in 1Q24 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for the periods ended as of March 31 of 2025 and 2024, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). The comments corresponding to the consolidated results for 1Q25 include the results of Telefónica Móviles Argentina (“TMA”) for the monthly period from March 1 to March 31, 2025, unless otherwise specified. For further details, please refer to the headings of the financial tables beginning on page 11.

•	For analysis purposes, it should be noted that the results presented on a comparative basis (March 2024) include the effect of year-over-year inflation as of March 2025, which was 55.9%.

•	The Company’s consolidated revenues reached P$1,363,353 million in 1Q25 (+27.8% in constant currency vs. 1Q24). Service revenue showed an improving trend in real terms: consolidated service revenues during 1Q25 totaled P$1,285.482 million (+26.5% vs. 1Q24), whereas in 1Q24 they showed a -17.9% decline vs. 1Q23. Additionally, Telecom’s service revenues (excluding TMA)[3] increased +4.9% in real terms in 1Q25, while TMA’s standalone service revenues rose +17.1% over the same period.

•	In 1Q25, the customer base evolution in Argentina was positive:

o	Telecom (excluding TMA): Mobile accesses reached 21.3 million (+183 thousand or +0.9% vs. 1Q24). Pay TV subscribers also increased, totaling 3.1 million in the same period (+22 thousand or +0.7% vs. 1Q24). Finally, fixed internet segment totaled 4.1 million accesses (-44 thousand or -1.1% vs. 1Q24).

o	TMA: Total mobile accesses (including M2M) reached 18.9 million (+82 thousand or +0.4% vs. 1Q24), while Pay TV subscribers totaled 0.4 million in the same period (-10 thousand or -2.3% vs. 1Q24). Finally, the fixed internet segment totaled 1.6 million accesses (+101 thousand or +6.9% vs. 1Q24).

•	In 1Q25, the Operating Income Before Depreciation, Amortization, and Impairment of Fixed Assets (“Operating Income before D, A & I”) margin stood at 33.1%, increasing by 2.8 percentage points vs. 1Q24. In absolute terms, Operating Income before D, A & I totaled P$451,948 million. For the same period, the margin was 34.1% for Telecom (excluding TMA) and 25.1% for TMA standalone.

•	Due to the real appreciation of the Argentine peso against the US dollar during 1Q25, the Company recorded foreign exchange gains in real terms included in consolidated financial results. These gains, together with the increase in Operating Income, largely explain the net profit of P$93,202 million (vs. a profit of P$1,052,577 million in 1Q24).

•	Consolidated CAPEX (excluding rights-of-use additions) in 1Q25 represented 13.0% of consolidated revenues. TMA’s CAPEX accounted for 10.2% of its consolidated revenues.

•	Consolidated Net Financial Debt totaled P$3,587,066 million as of March 31, 2025, increasing in real terms (+30.3% in constant currency vs. December 31, 2024). This increase was primarily due to loans taken to finance the acquisition of TMA).

(1)	Market capitalization as of May 9, 2025
(2)	Unaudited non-financial information
(3)	This refers to the exclusion of the consolidated results from the segment “ICT Services Provided in Argentina – TMA Networks,” as presented in Table 3. The same criterion will apply going forward to any results labeled as “Telecom (excluding TMA).”

TELECOM ARGENTINA	1

*(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of March 31, 2025	IAS 29 As of March 31, 2024	Δ $	Δ %
Consolidated Revenues	1,363,353	1,066,430	296,923	27.8%
Consolidated Operating Income before D, A & I	451,948	322,984	128,964	39.9%
Consolidated Operating Loss	111,899	(40,771)	152,670	-
Consolidated Net income before income tax expense	212,947	1,381,318	(1,168,371)	-84.6%
Consolidated Net income attributable to Controlling Company	89,060	1,048,255	(959,195)	-91.5%
Consolidated Shareholders' equity attributable to Controlling Company	6,019,367	6,059,341	(39,974)	-0.7%
Consolidated Net Financial Debt	(3,587,066)	(3,100,557)	-486,509	15.7%
Consolidated Investments in PP&E, intangible assets & rights of use assets **	220,409	226,835	(6,426)	-2.8%
Telecom				
Fixed lines in service (in thousand lines) ***	2,687	2,822	(134)	-4.8%
Mobile customers (in thousand)	23,985	23,528	457	1.9%
Personal (Argentina)	21,347	21,164	183	0.9%
Núcleo (Paraguay) -including Wimax customers-	2,637	2,363	274	11.6%
Broadband accesses in Argentina (in thousand)	4,053	4,097	(44)	-1.1%
Pay TV Subscribers (Includes Argentina, Uruguay and Paraguay - in thousand)	3,370	3,349	21	0.6%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	6,837.1	6,037.6	799.5	13.2%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	22,538.5	19,854.9	2,683.6	13.5%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	15,094.1	14,097.6	996.5	7.1%
Telefónica Móviles Argentina (TMA)				
Fixed lines in service (in thousand lines) ***	2,129	2,199	(70)	-3.2%
Mobile customers (in thousand)	18,889	18,806	82	0.4%
Prepaid + Postpaid (excluding M2M)	16,237	16,419	(182)	-1.1%
Machine-to-machine (M2M)	2,652	2,387	265	11.1%
Broadband accesses (in thousand)	1,562	1,461	101	6.9%
Pay TV Subscribers (in thousand)	417	427	(10)	-2.3%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	6,928.4	5,803.3	1,125.1	19.4%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	20,940.9	15,795.0	5,145.9	32.6%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	19,371.7	13,292.5	6,079.2	45.7%

*(Figures may not add up due to rounding)

** (in constant currency - includes right-of-use assets for P$43,688 million as of March 31, 2025, and for P$63,626 million as of March 31, 2024)

***	Telecom figures include IP telephony lines, which amounted to approximately 1.94 million and 1.60 million as of March 31, 2025, and March 31, 2024, respectively) – TMA figures Includes IP telephony lines, which amounted to approximately 1.46 million and 1.29 million as of March 31, 2025, and March 31, 2024, respectively)

1- Consolidated Revenues (in million P$)	3- Operating Income before D, A & I (EBITDA) (in million P$)

2- Quarterly Service Revenues (in million P$)	4- Net Income (Loss) (in million P$)

TELECOM ARGENTINA	2

Buenos Aires, May 12, 2025 - Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) - (NYSE: TEO; BYMA: TECO2), announced today a Net Income of P$93,202 million for the period ended March 31, 2025, the result was primarily explained by an increase in operating income and by foreign exchange gains in real terms included in Financial Results. Net Income attributable to the Controlling Shareholder amounted to P$89,060 million.

Comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of March 31, 2025.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2024, and as of March 31, 2024, and 2025:

	As of March 31, 2024	As of December 31, 2024	As of March 31, 2025
Annual	287.9%	117.8%	55.9%
3-month cumulative (since December)	51.6%	n/a	8.6%

During 1Q25, Consolidated Revenues reached P$1,363,353 million, of which Consolidated Service Revenues totaled P$1,285,482 million.

During 1Q25, there was an improvement in the evolution of Consolidated Service Revenues relative to inflation. In 1Q25, the year-over-year real variation was +26.5%, compared to -17.9% in 1Q24. This improvement in real terms was mainly driven by the incorporation of TMA as of March 1, 2025. Additionally, Telecom’s real service revenue growth (excluding TMA) was +4.9% during 1Q25, while TMA’s standalone real service revenue increased by +17.1% over the same period. This performance was primarily due to real improvements in ARPUs across key segments (mobile, broadband and TV) compared to 1Q24.

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q25 and 1Q24.

TELECOM ARGENTINA	3

Consolidated Operating Revenues

Mobile Services

As of March 31, 2025, total subscribers of Telecom (excluding TMA) in Argentina and Paraguay reached 24.0 million, while TMA’s subscriber base totaled 18.9 million. In 1Q25, consolidated mobile service revenues amounted to P$620,179 million (+P$186,182 million or +42.9% compared to 1Q24), making it the Company’s main revenue-generating segment in terms of service sales (accounting for 48.2% and 42.7% of total service revenues in 1Q25 and 1Q24, respectively). Mobile Internet revenues account for 98% and 92% of total revenues of these services in 1Q25 and 1Q24, respectively.

Telecom’s mobile services revenues (excluding TMA) increased by +11.0% in real terms during 1Q25 vs. 1Q24, while TMA’s standalone mobile service revenues increased by +21.6% over the same period.

Consolidated Mobile
Services Revenues
(in billion P$)

Mobile Services in Argentina

As of March 31, 2025, Telecom’s mobile subscribers (excluding TMA) in Argentina totaled approximately 21.3 million (+183 thousand or +0.9% vs. 1Q24). During 1Q25, there was a recovery in the postpaid base, which increased by 0.4% vs. 1Q24, while the prepaid base grew by 1.1%. As of March 31, 2025, postpaid accesses represented 39% of total mobile accesses.

As of March 31, 2025, TMA’s mobile subscribers totaled approximately 18.9 million (+82 thousand or +0.4% vs. 1Q24), including 2.7 million M2M accesses (+265 thousand or +11.1%). The postpaid base grew by 1.5% vs. 1Q24, while the prepaid base declined by -0.6%. As of March 31, 2025, postpaid accesses accounted for 49% of total mobile accesses. TMA’s average monthly churn stood at 2.1% in 1Q25 (vs. 2.0% in 1Q24).

In 1Q25, consolidated mobile service revenues in Argentina reached P$586,021 million (+P$198,515 million or +51.2% vs. 1Q24).

The average monthly revenue per user (ARPU) for Telecom (excluding TMA) was P$6,837.1 in 1Q25 (vs. P$6,037.6 in 1Q24). The effect of inflation adjustment to the measuring unit as of March 31, 2025, included in the ARPU amounts to P$216.3 in 1Q25 and P$2,543.4 in 1Q24. The average monthly churn was 2.0% in 1Q25 (vs. 1.5% in 1Q24).

TMA’s average monthly ARPU was P$6,928.4 in 1Q25 (vs. P$5,803.3 in 1Q24). The effect of the inflation adjustment to the measuring unit as of March 31, 2025, included in the ARPU was P$222.4 in 1Q25 and P$2,473.0 in 1Q24.

Personal in Paraguay (“Núcleo”)

As of March 31, 2025, Núcleo’s subscriber base totaled 2.6 million, 17% higher than in 1Q24. Of the total number of accesses, 73% corresponded to prepaid plans and 27% to postpaid plans, whereas as of March 31, 2024, prepaid accesses represented 75% and postpaid accesses represented 25%. The average monthly churn was 2.1% in 1Q25 (vs. 2.6% in 1Q24).

In 1Q25, mobile service revenues in Paraguay amounted to P$34,158 million, decreasing in real terms compared to the previous year (–P$12,333 million or –26.5% vs. 1Q24), primarily as a result of higher discounts granted and migration to lower-value plans.

Mobile Consumption of
Personal in Argentina

Internet Services

Consolidated internet service revenues amounted to P$322,420 million in 1Q25, growing in real terms (+P$59,623 million or +22.7% vs. 1Q24). Telecom’s subscriber base (excluding TMA)

Internet Services
Revenues (in billion P$)

TELECOM ARGENTINA	4

reached 4.0 million subscribers (-44 thousand or -1.1% vs. 1Q24) during 1Q25. The average monthly churn for internet services as of March 31, 2025, was 1.2% (vs. 1.3% in 1Q24).

Telecom’s internet service revenues (excluding TMA) grew +10.1% in real terms during 1Q25 vs. 1Q24, while TMA’s standalone internet service revenues increased +45.4% during the same period.

TMA’s subscriber base reached 1.6 million subscribers (+101 thousand or +6.9% vs. 1Q24) during 1Q25. The average monthly churn for internet services as of March 31, 2025, was 2.1% (vs. 1.8% in 1Q24).

In 1Q25, Telecom’s broadband ARPU (excluding TMA) (restated in constant currency as of March 31, 2025) reached P$22,538.5 (vs. P$19,854.9 in 1Q24). The effect of the inflation adjustment to the measuring unit as of March 31, 2025, included in the ARPU amounts to P$722 in 1Q25 and P$8,296 in 1Q24.

Additionally, in 1Q25, TMA’s broadband ARPU (restated in constant currency as of March 31, 2025) reached P$20,940.9 (vs. P$15,795.0 in 1Q24). The effect of restatement in terms of the current unit of measure as of March 31, 2025, included in ARPU, amounts to P$672.2 and P$6,730.8 for 1Q25 and 1Q24, respectively.

As of March 31, 2025, Telecom accesses (excluding TMA) with a service of 100 Mb or more accounted for 90% of the total subscriber base (vs. 85% as of March 31, 2024).

Cable TV Services

Consolidated cable TV service revenues amounted to P$172,674 million in 1Q25 (+P$14,524 million or +9.2% vs. 1Q24). The number of TV subscribers for Telecom, (excluding TMA) and including Uruguay and Paraguay, reached 3.4 million (+21 thousand or +0.6% vs. 1Q24). TMA’s TV subscribers totaled 0.4 million (-10 thousand or -2.3% vs. 1Q24).

Telecom’s cable TV service revenues (excluding TMA) increased by +3.9% in real terms during 1Q25 vs. 1Q24, while TMA’s standalone cable TV service revenues increased +48.5% during the same period.

Telecom’s subscriber base in Argentina (excluding TMA) reached 3.1 million accesses as of March 31, 2025, reflecting an increase of +0.7% compared to 1Q24, driven by the Flow Full and Flow Flex products, with the latter being fully digital (no set-top box or installation required). Of this customer base, 1.6 million are subscribed to Flow, and the number of Premium subscriptions as of 1Q25 reached 1.2 million, decreasing -1.1% compared to 1Q24.

Telecom’s monthly TV ARPU (excluding TMA) (restated in constant currency as of March 31, 2025) reached P$15,094.1 in 1Q25 (vs. P$14,097.6 in 1Q24). The effect of the inflation adjustment to the measuring unit as of March 31, 2025, included in the ARPU amounts to P$472.6 in 1Q25 and P$5,945.1 in 1Q24.

On the other hand, TMA’s monthly TV ARPU (restated in constant currency as of March 31, 2025) reached P$19,371.7 in 1Q25 (vs. P$13,292.5 in 1Q24). The effect of the inflation adjustment to the measuring unit as of March 31, 2025, included in the ARPU was P$621.9 in 1Q25 and P$5,664.4 in 1Q24.

Pay TV Service
Revenues (in billion P$)

TELECOM ARGENTINA	5

The average monthly churn for Telecom’s cable TV service (excluding TMA) stood at 1.5% as of March 31, 2025 (vs. 1.6% as of March 31, 2024), while for TMA it was 4.0% and 2.9% as of March 31, 2025 and 2024, respectively.

Fixed Telephony and Data Services

Consolidated fixed telephony and data service revenues amounted to P$154,859 million in 1Q25 (+P$5,558 million or +3.7% vs. 1Q24).

Telecom’s fixed-line customer base (excluding TMA) reached 2.7 million in 1Q25, of which 1.9 million correspond to customers with IP lines. TMA’s telephony customer base totaled 2.1 million, with 1.5 million being IP line customers.

Other Service Revenues

Consolidated revenues from other service revenues—primarily including revenues related to fintech services, billing and collection services on behalf of third parties, administrative fees, and advertising sales, among others—amounted to P$15,130 million in 1Q25 (+P$3,131 million or +25.6% vs. 1Q24).

The main variation was driven by the increase in fintech services in Argentina, primarily due to the growth in usage of the Personal Pay digital wallet and an increase in the client base, which reached 3.9 million in 1Q25 vs. 2.5 million in 1Q24. Additionally, other service revenues include P$3,077 million corresponding to TMA.

Revenues from equipment sales

Consolidated equipment sales revenues totaled P$77,871 million in 1Q25 (+P$27,905 million or +55.8% vs. 1Q24). This variation was mainly driven by a +64% increase in the number of mobile devices sold compared to 1Q24. Equipment sales revenues in 1Q25 include P$15,686 million corresponding to TMA.

Consolidated Operating Costs

Consolidated Operating Costs, including Depreciation, Amortization, and Impairment of Fixed Assets, amounted to P$1,251,454 million in 1Q25 (+P$144,253 million or +13.0% vs. 1Q24). Excluding Depreciation, Amortization, and Impairment of Fixed Assets, consolidated operating costs increased by P$167,959 million or 22.6% in real terms during the same period. The operating costs of 1Q25 include P$159,850 million corresponding to TMA.

The cost breakdown was as follows:

•	Employee benefits and severance payments: P$286,847 million in 1Q25 (+P$40,752 million or +16.6% vs. 1Q24). The increase is primarily due to the consolidation of TMA as of March 31, 2025, which contributed P$43,492 million. The total headcount was 19,800 employees as of March 31, 2025.

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$44,275 million (+P$5,155 million or +13.2% vs. 1Q24). The increase is primarily due to the consolidation of TMA as of March 31, 2025, which contributed P$20,095 million.

•	Fees for services, maintenance and materials: P$172,012 million in 1Q25 (+P$16,024 million or +10.3% vs. 1Q24). The increase is primarily due to the consolidation of TMA as of March 31, 2025, which contributed P$27,308 million.

Fixed Telephony and
Data Services Revenues
(in billion P$)

TELECOM ARGENTINA	6

•	Taxes and fees paid to regulatory authorities: P$113,911 million (+P$31,736 million or +38.6% vs. 1Q24). Taxes, fees, and regulatory authority charges for 1Q25 include P$21,759 million corresponding to TMA.

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): Total charges amounted to P$71,288 million in 1Q25 (+P$15,922 million or +28.8% vs. 1Q24). Commissions and advertising costs in 1Q25 include P$12,580 million corresponding to TMA.

•	Cost of handsets sold: P$57,005 million (+P$19,805 million or +53.2% vs. 1Q24). This variation is primarily due to the consolidation of TMA’s results, which contributed P$10,419 million. Excluding the impact of TMA’s consolidation, the variation corresponds to a 64% increase in the number of units sold.

•	Programming and content costs: P$71,825 million (+P$13,420 million or +23.0% vs. 1Q24). Programming and content costs in 1Q25 include P$4,548 million corresponding to TMA.

•	Other Costs totaled P$94,242 million (+P$25,145 million or +36.4% vs. 1Q24), among which bad debt expenses totaled P$25,650 million (-P$889 million or -3.3% vs. 1Q24).

•	Bad debt expenses for 1Q25 include P$4,532 million corresponding to TMA. Our bad debt ratio continued its favorable trend: it represented 1.9% of total revenues as of March 31, 2025 (vs. 2.5% in 1Q24).

•	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, among others, totaled P$68,592 million (+P$26,034 million or +61.2% vs. 1Q24).

•	Depreciation, Amortization, and Impairment of Fixed Assets: Totaled P$340,049 million (-P$23,706 million or -6.5% vs. 1Q24). The charge for the period includes the impact of amortizations for additions made after December 31, 2024, partially offset by the effect of those assets that ended their useful life after the same date.

Financial Results, Net

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) showed an income of P$100,956 million in 1Q25 (vs. a gain of P$1,424,208 million in 1Q24). This variation was mainly due to:

*Related to Notes issued in UVA

The lower gain in net financial results is primarily due to a lower negative real depreciation compared to 1Q24 (-4.1% vs. -30.0%).

Income Tax

Telecom’s income tax includes the following effects:

TELECOM ARGENTINA	7

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to the temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

The consolidated income tax loss amounted to P$119,745 million in 1Q25 (vs. a loss of P$328,741 million in 1Q24). The loss related to current income taxes amounted to P$238,918 million in 1Q25 (vs. a loss of P$2,710 million in 1Q24) and the income tax effect related to the application of the deferred tax method of P$119,173 million in 1Q25 (vs. a loss of P$326,031 million in 1Q24).

Net Financial Debt

As of March 31, 2025, our consolidated net financial debt (cash and cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is liability and amounted to P$3,587,066 million, which represents an increase of P$835,014 when compared to the net financial debt as of December 31, 2024, restated by inflation. This increase is primarily explained by the loans taken for the acquisition of TMA.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

As of March 31, 2025, consolidated CAPEX (additions to Property, Plant and Equipment and intangible assets) totaled P$176,721 million, (+ 8.3% compared to 1Q24). Including right-of-use assets, total CAPEX amounted to P$220,409 million, of which P$21,759 million corresponding to TMA.

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. The deployment of 4G/LTE reached a coverage of 98% of the population. Our mobile subscribers with access to our 4G network, according to Ookla's latest March 2025 benchmark, perceived a better service experience, reaching average speeds of 76Mbps, compared to 40Mbps during the same period in 2024.

•	During the first months of 2025, we continued the expansion of our 5G network with the addition of 31 sites.

•	Additionally, we continued to deploy mobile site connectivity to achieve better quality and capacity, replacing radio links with high-capacity fiber optic connections.

Relevant financial events of the period

Merger between Telecom Argentina, AVC and NYSSA

With respect to the information disclosed in Note 28.d) to the individual financial statements as of December 31, 2024, it should be noted that:

On February 27, 2025, the Board of Directors of Telecom Argentina (the absorbing company) and the Boards of Directors of the absorbed companies (NYSSA and AVC) resolved to approve the corporate reorganization whereby Telecom Argentina, as the absorbing and continuing company, incorporated its subsidiaries NYSSA and AVC through a merger.

Investments (in billion
P$) (includes rights of
use assets)

TELECOM ARGENTINA	8

The effective date of the merger was January 1, 2025, from which date the entire assets and liabilities of the absorbed companies were deemed to have been transferred to the absorbing company. As a result, all rights and obligations, assets and liabilities into the assets and liabilities of the absorbing company.

On April 25, 2025, the Shareholders' Meetings of these companies approved the corporate reorganization.

Acquisition of TMA – Regulatory Aspects

As of the date of this report, the Company has made the pertinent filings in relation to the acquisition of TMA in due time and form and the necessary procedures have been initiated before the Argentine National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia, “CNDC”) and the Argentine National Communications Agency (Ente Nacional de Comunicaciones, “ENACOM”) in order to obtain, respectively, the conformity of the Secretary of Industry and Commerce (or such other authority that succeeds it as enforcement authority of Law No. 27,442) to the economic concentration produced as a result of the acquisition of TMA and the conformity of ENACOM to the change of control occurred in TMA as a consequence of the acquisition of TMA by the Company. The filing with the CNDC was made on March 3, 2025 and the filing with ENACOM was made on March 7, 2025, in both cases in accordance with the applicable regulatory framework.

Both administrative proceedings are currently pending. As of the date of this report, the only communication received is a Resolution issued by the Secretary of Industry and Commerce dated March 21, 2025, which imposes, as a provisional measure under Article 44 of Law No. 27,442, that for a period of six (6) months, or until the Secretary of Industry and Commerce rules on whether to grant, conditionally approve, or deny authorization of the transaction pursuant to Article 14 of the aforementioned law—whichever occurs first—the Company must refrain from carrying out any legal, corporate, and/or commercial acts that directly or indirectly involve the integration or consolidation of TMA’s business with that of the Company. This includes any initiative aimed at unifying or integrating the teams of TMA with those of the Company, as well as any exchange of competitively sensitive information with TMA, such as pricing and pricing strategies, costs and margins, business plans and commercial strategies, customer and supplier information, and investment plans, among others. The Company must continue to observe the existing agreements for reciprocal infrastructure use previously entered into with TMA.

This Resolution does not alter the current way the Company and TMA operate as of the date of this report, as both continue to conduct their business independently, each with its own Board of Directors and management team.

Relevant events after March 31, 2025

Ordinary and Extraordinary General Shareholders’ Meeting

The Ordinary and Extraordinary General Shareholders’ Meeting of Telecom held on April 25, 2025, resolved, among other matters, the following:

(i)	To approve the proposal of the Board of Directors, expressed in constant purchasing power currency as of March 31, 2025, using the National Consumer Price Index (IPC Nacional) in accordance with CNV Resolution No. 777/18, regarding the Unallocated Retained Earnings as of December 31, 2024, amounting to P$ 1,099,156 million in constant currency as of March 31, 2025, as follows: a) P$ 54,958 million (in constant currency as of March 31, 2025) allocated to the “Legal Reserve”; b) P$ 1,044,199 million (in constant currency as of March 31, 2025) allocated to a “Discretionary Reserve to maintain the level of investments in capital goods and the current solvency level of the Company”; and c) to reclassify P$ 101,053 million (in constant currency as of March 31, 2025) from the “Discretionary Reserve to maintain the level of investments in capital goods and the current solvency level of the Company” and apply such amount against the “Merger Premium” account.

TELECOM ARGENTINA	9

(ii)	To delegate to the Board of Directors the authority to reverse, prior to December 31, 2025, a portion of the “Discretionary Reserve to maintain the level of investments in capital goods and the current solvency level of the Company” in an amount sufficient to enable the distribution of dividends, whether in cash and/or in kind, up to a maximum aggregate amount of US$300 million.

Resolutions of the Ordinary Shareholders’ Meeting of Núcleo

The Ordinary Shareholders’ Meeting of Núcleo, held on April 25, 2025, resolved, among other matters, to distribute dividends in the total amount of ₲230,000 million (equivalent to P$ 33,325 million in currency as of the date of the Meeting), corresponding to unallocated retained earnings from prior fiscal years, of which ₲155,250 million (equivalent to P$ 22,494 million as of the date of the Meeting) corresponds to Telecom.

*******

TELECOM ARGENTINA	10

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of March 31, 2025, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the “Merger”) and/or the acquisition of Telefónica Móviles Argentina S.A. (or the “Acquisition”); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger and/or the Acquisition; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

This document also contains pro-forma financial information to show the impact of the Acquisition. The pro-forma financial information has not been audited or reviewed by the Company’s auditors. The pro-forma financial information provided in this document is for illustrative purposes only and is not represented as being indicative of the Company’s (nor anyone else’s) views on its future financial condition and/or performance. Investors should note that the pro-forma financial information has not been prepared in accordance with, and does not purport to comply with, Article 11 of Regulation S-K under the U.S. Securities Act. The pro-forma financial information has been prepared in accordance with reasonable assumptions and the adjustments used therein are appropriate to give effect to the Acquisition.

(Financial tables follow)

*******

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2025

(in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 2025)

	03/31/25	12/31/24	Δ $	Δ %
Cash and cash equivalents*	412,345	345,596	66,749	19.3%
Financial Investments**	106,501	36,462	70,039	192.1%
Trade receivables	726,087	321,356	404,731	125.9%
Other Receivables	133,797	48,590	85,207	175.4%
Inventories	117,913	65,624	52,289	79.7%
Other Assets	2,454	1,916	538	28.1%
Total current assets	**1,499,097**	**819,544**	**679,553**	**82.9%**
Financial Investments	21,697	-	21,697	-
Trade receivables	524	469	55	11.7%
Goodwill	3,662,411	3,661,699	712	0.0%
Property, plant and equipment ('PP&E')	5,403,286	4,701,594	701,692	14.9%
Intangible assets	2,368,465	2,058,877	309,588	15.0%
Right-of-use assets	655,559	533,421	122,138	22.9%
Other Receivables	424,682	103,758	320,924	-
Total non-current assets	**12,536,624**	**11,059,818**	**1,476,806**	**13.4%**
TOTAL ASSETS	**14,035,721**	**11,879,362**	**2,156,359**	**18.2%**
Trade payables	846,002	482,793	363,209	75.2%
Financial debt	1,198,136	1,164,665	33,471	2.9%
Salaries and social security payables	305,956	245,651	60,305	24.5%
Income tax liabilities	193,549	4,951	188,598	-
Taxes payables	309,611	98,431	211,180	-
Dividend Payable	699	745	(46)	-6.2%
Lease liabilities	149,490	80,918	68,572	84.7%
Client Funds	6,891	9,487	(2,596)	-27.4%
Other liabilities	56,119	34,373	21,746	63.3%
Provisions	39,345	4,217	35,128	-
Total current liabilities	**3,105,798**	**2,126,231**	**979,567**	**46.1%**
Trade payables	15,570	17,888	(2,318)	-13.0%
Financial debt	2,922,582	1,959,958	962,624	49.1%
Salaries and social security payables	45,032	10,279	34,753	-
Deferred income tax liabilities	1,378,660	1,531,624	(152,964)	-10.0%
Taxes payables	1	2	(1)	-50.0%
Lease liabilities	170,925	150,308	20,617	13.7%
Other liabilities	48,160	16,630	31,530	189.6%
Provisions	254,338	57,379	196,959	-
Total non-current liabilities	**4,835,268**	**3,744,068**	**1,091,200**	**29.1%**
TOTAL LIABILITIES	**7,941,066**	**5,870,299**	**2,070,767**	**35.3%**
Equity attributable to Controlling Company	6,019,367	5,889,877	129,490	2.2%
Non-controlling interest	75,288	119,186	(43,898)	-36.8%
TOTAL EQUITY	**6,094,655**	**6,009,063**	**85,592**	**1.4%**
TOTAL LIABILITIES AND EQUITY	**14,035,721**	**11,879,362**	**2,156,359**	**18.2%**

*As of March 31, 2025, it includes restricted availability funds amounting to $6,891 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	03/31/25	12/31/24	Δ $	Δ %
Bank overdrafts - principal	215,750	134,024	81,726	61.0%
Bank and other financial entities loans - principal	145,769	153,436	(7,667)	-5.0%
Notes - principal	528,409	706,446	(178,037)	-25.2%
Loans for purchase of equipment	8,407	6,992	1,415	20.2%
Remeasurement, interest and related expenses	299,801	163,767	136,034	83.1%
Total Current Loans	**1,198,136**	**1,164,665**	**33,471**	**2.9%**
Notes - principal	1,337,157	1,416,386	(79,229)	-5.6%
Bank and other financial entities loans - principal	884,506	147,827	736,679	-
Loans for purchase of equipment	15,842	8,606	7,236	84.1%
Remeasurement, interest and related expenses	685,077	387,139	297,938	77.0%
Total Non Current Loans	**2,922,582**	**1,959,958**	**962,624**	**49.1%**
Total Loans	**4,120,718**	**3,124,623**	**996,095**	**31.9%**
Cash and cash equivalents, and Financial Investments	533,652	372,571	161,081	43.2%
Net Financial Debt	**(3,587,066)**	**(2,752,052)**	**(835,014)**	**30.3%**

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	15

Telefónica Móviles Argentina S.A.

First Quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 12, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations